SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           --------------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          ELECTRONICS FOR IMAGING, INC.
                       (NAMES OF FILING PERSONS (OFFEROR))

                           --------------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   [84863104]
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           --------------------------

                                 With copies to:

       James Etheridge                   Rod J. Howard                    Richard Chernicoff
       General Counsel           Brobeck, Phleger & Harrison LLP    Brobeck, Phleger & Harrison LLP
Electronics for Imaging, Inc.         Two Embarcadero Place             550 South Hope Street
      303 Velocity Way                   2200 Geng Road                 Los Angeles, CA  90071
Foster City, California 94404      Palo Alto, California 94303             (213) 489-4060
       (650) 286-8385                    (650) 424-0160


  (NAME, ADDRESS AND TELEPHONE NO. OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           --------------------------

                            CALCULATION OF FILING FEE

================================================================================
     TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------

             N/A(1)                                           $0.00(1)

(1) No filing fee is required pursuant to general instruction D of Schedule TO.

         / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:  N/A                             Filing Paries:  N/A

Form or Registration No.:  N/A                           Date Filed:  N/A

         /x/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /x/      third-party tender offer subject to Rule 14d-1.
         / /      issuer tender offer subject to Rule 13e-4.
         / /      going-private transaction subject to Rule 13e-3.
         / /      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /



              Electronics for Imaging to Acquire Splash Technology
   Transaction Creates Technology Powerhouse to Capitalize On Opportunities in
                              Color Imaging Market

         FOSTER CITY & SUNNYVALE, Calif.--Aug. 31, 2000-- Electronics for Imaging, Inc. (EFI) (Nasdaq:EFII) the world leader in enabling networked printing solutions, and Splash Technology Holdings, Inc. (Nasdaq:SPLH) today announced that they had entered into a merger agreement. The transaction positions EFI as a technology powerhouse to capitalize on substantial growth opportunities in emerging color imaging markets.

         EFI will pay Splash stockholders $10.00 per share in cash, effectively valuing the transaction at $146 million. The acquisition will be structured as a tender offer to be commenced within ten business days for any and all outstanding shares of Splash's common stock followed by a merger cashing out any untendered shares at the same $10.00 per share price. Consummation of the tender offer is subject to receipt of required regulatory approvals, the valid tender of at least 50%* of the Splash common stock and other conditions.

         "This deal provides substantial technological and financial benefits to EFI," said Guy Gecht, Chief Executive Officer of EFI. "Splash has developed several high-quality technologies to advance digital color printing. Combining Splash's and EFI's high-caliber teams will allow our company to more quickly address new market opportunities and to better serve the needs of our partners on a wider range of projects."

         "We are very excited to be joining forces with EFI to provide industry leading technology to the color imaging market," said Kevin Macgillivray, Chief Executive Officer of Splash. "By combining the technological expertise of both companies we believe our ability to move into new markets is significantly enhanced." He added, "The combined companies will also be able to focus more effectively on marketing and sales efforts, spurring the demand for color and reaching new markets."

         "This acquisition is an important statement about EFI's future," said Guy Gecht. "We are committed to expanding our presence in all segments of the color market, and driving new demand for color printing worldwide. The acquisition of Splash and its technology positions us to capitalize on the potential of these emerging markets."

         Separately, Splash announced that, due to increased focus on inventory levels at one of its key channel partners, as well as a slip in the launch schedule of a new product line, the expected sales level for the current third quarter is in the range of $7-11 million, and that its revised revenue growth outlook for the full 2000 year is expected to be flat.

         A webcast  to discuss  the  transaction  will take place this  morning,
August  31,   2000  at  7:30  am  PST.   The  link  to  access  the  webcast  is
http://www.vcall.com/NASApp/VCall/EventPage?ID=37760

         About Splash Technology

         Splash Technology produces color servers that transform printing engines into powerful networked printers. Splash's innovative technology is easy to use and enables high-quality, accurate, and consistent color printing from virtually any desktop computer and application. Advanced product features include color correction, color calibration, separations support, variable data printing, and large format support. Splash ships color servers on both Intel and PowerPC platforms.

         About Electronics for Imaging

         Electronics for Imaging (www.efi.com) is the world leader in enabling networked printing solutions. EFI technology allows copiers, printers and digital presses to be shared across work groups, the enterprise and the Internet. The results are greater productivity, improved document management, seamless networking and the assured quality of color and black-and-white images. The company's OEM partners look to EFI to deliver products that help grow sales and reduce costs associated with internal development and support. Competitive, feature-rich solutions, such as the Fiery(R) and EDOX(TM) brands of networked image processors and the eBeam(TM) brand of Web-enabled whiteboard systems, are an outgrowth of our determination to offer OEMs and end users alike the highest assurance of innovation, quality, reliability and support. The company employs more than 800 people and maintains 22 offices worldwide.

         Note to Editors: Splash, the Splash logo, ColorCal, Global Color Printing, IntelliColor, ColorMatch, SpotProof, DiamondPress, and DiamondMerge are trademarks or registered trademarks of Splash Technology, Inc.

         EFI, the EFI logo, Fiery, the Fiery logo and other terms and product names as indicated in this release are registered trademarks with the U.S. Patent and Trademark Office and certain other foreign jurisdictions.

         All other terms and product names may be trademarks or registered trademarks of their respective owners and are hereby acknowledged.

         * Merger Agreement states "at least a majority."

                                      ****

         Cautionary Statement About Forward Looking Statements

         Statements contained in this press release, which are not historical facts, are forward-looking statements subject to risks and uncertainties as discussed more fully in the companies' filings with the SEC, including their most recent Form 10-K and Form 10-Q. In addition, acquisitions involve risks and uncertainties which include, among others, the risk that expected growth will not be achieved, the integration of the companies will divert management attention and may not be achieved at all, any expected accretion in earnings will not materialize, expected synergies may not be realized and employees may choose not to continue with the combined company.

         Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

         Statements in this press release concerning the enhanced ability to move into new markets, the more effective focus on marketing and sales efforts intended to spur demand for color and reach new markets, and Splash's projected third quarter sales and year 2000 sales growth rate constitute forward looking statements. Splash's actual third quarter and year 2000 results may differ from those contained within the forward-looking statements. The following are important factors that could cause actual results to differ materially from those in these forward-looking statements: dependence on the color copier industry and market growth rates, reliance on sales to OEM and distribution partners, the ability of the company to continue to successfully develop and market new products and product enhancements for targeted markets, the highly competitive nature and rapid technological change that characterize the color imaging industry, and the introduction of competing products or technologies by other companies. Neither Splash nor Electronics for Imaging undertakes any obligation to publicly release any revision to any forward-looking statement.

         Notice to Read Tender Offer Documents

         A Tender Offer Statement on Schedule TO will be filed by Electronics for Imaging and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by Splash with the Securities and Exchange Commission. You are urged to read the tender offer statement and any other relevant documents to be filed with the Commission. The tender offer statement will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the tender offer statement and other documents filed by EFII and Splash with the Commission at the Commission's web site at www.sec.gov. The tender offer statement and other documents to be filed with the Commission by EFII will be available free of charge from EFII by directing a request to EFII, 303 Velocity Way, Foster City, CA 94494. In addition, the Solicitation/Recommendation Statement on
Schedule 14D-9 and other documents to be filed with the Commission by Splash may be obtained free of charge from Splash by directing a request to 555 Del Rey Avenue, Sunnyvale, CA 94085.

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